EXHIBIT 99.1

Eupraxia Pharmaceuticals to Participate at Upcoming Conferences and Host a Virtual Analyst Day

VANCOUVER, British Columbia, Oct. 22, 2026 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. ("Eupraxia" or the "Company") (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced that the Company’s management team will participate in the following upcoming conferences and host a virtual Analyst Day:

Craig Hallum Biotech Catalyst Virtual Conference (October 22nd, 2026)
Format: Fireside Chat & 1x1 Meetings
Fireside Chat Date & Time: October 22, 2026, at 10:30am ET
Webcast link: Here
Location: Virtual

BIO-Europe (November 9-11, 2026)
Format: 1x1 Meetings
Location: Cologne, Germany

Stifel 2026 Healthcare Conference (November 10-12, 2026)
Format: Fireside Chat & 1x1 Meetings
Fireside Chat Date & Time: November 10, 2026, at 4:40pm ET
Webcast Link: Here
Location: New York, NY

Virtual Analyst Day to Discuss EP-104GI for Eosinophilic Esophagitis (November 13th, 2026)
Format: Presentation
Presentation Date & Time: November 13, 2026, at 8:30am ET
Webcast Link: Here
Location: Virtual

2026 Jefferies Global Healthcare Conference in London (November 16-19, 2026)
Format: Presentation & 1x1 Meetings
Presentation Date & Time: November 16, 2026, at 1:30pm GMT
Webcast Link: Here
Location: London, UK

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia's Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

EP-104GI and the Diffusphere™ technology platform are investigational products. Their effects on safety, tolerability, efficacy, and duration of effect have not been established and require evaluation in appropriate clinical studies.

Eupraxia's EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

For investor and media inquiries, please contact:

Company and Investor Contact
James Meikle, Eupraxia Pharmaceuticals Inc.
236-330-7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617-283-2856
kgardner@lifesciadvisors.com

Media Contact
Jason Braco, PhD
Valence Communications
jason@valencecomms.com